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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )

                      First Community Financial Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $5.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    319836102
                                    ---------
                                 (Cusip Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

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CUSIP NO. 319836102                                            Page 2 of 5 Pages
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Frank L. Wright
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      Not applicable
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Pennsylvania, United States
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF              50,000
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                50,000
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      50,000
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
      7.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages

Item 1

        (a)   Name of Issuer:

              First Community Financial Corporation

        (b)   Address of Issuer's Principal Executive Offices:

              Two North Main Street
              Mifflintown, PA 17059

Item 2

        (a)     Name of Person Filing:

                      Frank L. Wright

        (b)     Address of Principal Business Office, or if None, Residence:

                      4110 McIntosh Road
                      Harrisburg, PA 17112

        (c)     Citizenship:

                      Pennsylvania, United States

        (d)     Title of Class of Securities:

                      Common Stock, $5.00 Par Value

        (e)     CUSIP Number:

                      319836102

Item 3 If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                          Not applicable.
                (a)   [_]     Broker or Dealer registered under Section 15 of
                              the Act (15 U.S.C. 78o).

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                                                               Page 4 of 5 Pages

                 (b)   [_]   Bank as defined in Section 3(a)(6) of the Act
                             (15 U.S.C. 78c).
                 (c)   [_]   Insurance Company as defined in Section 3(a)(19)
                             of the Act (15 U.S.C. 78c).
                 (d)   [_]   Investment Company registered under Section 8
                             of the Investment Company Act of 1940 (15 U.S.C.
                             80a-8).
                 (e)   [_]   An Investment Advisor in accordance with
                             (S)240.13d-1(b)(1)(ii)(E).
                 (f)   [_]   An Employee Benefit Plan or Endowment Fund in
                             accordance with (S)240.13d-1(b)(1)(ii)(F).
                 (g)   [_]   A Parent Holding Company or Control Person in
                             accordance with (S)240.13d-1(b)(1)(ii)(G).
                 (h)   [_]   A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act (12 U.S.C.
                             1813).
                 (i)   [_]   A church plan that is excluded from the
                             definition of an investment company under Section
                             3(c)(14) of the Investment Company Act of 1940
                             (15 U.S.C. 80a-3).
                 (j)   [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)
                             (J).

Item 4    Ownership:

          (a)    Amount beneficially owned: 50,000 shares consisting solely of shares held of record by "FMB,
                                            Trustee for Frank L. Wright Money
                                            Purchase Pension Plan."

          (b)    Percent of class: 7.1%

          (c)    Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote: 50,000

                 (ii)   Shared power to vote or to direct the vote:___________

                 (iii) Sole power to dispose or to direct the disposition of shares: 50,000

                 (iv) Shared power to dispose or to direct the disposition of shares:____________

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                                                               Page 5 of 5 Pages

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

                   Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                   Not applicable.

Item 8    Identification and Classification of Members of the Group:

                   Not applicable.

Item 9    Notice of Dissolution of Group:

                   Not applicable.

Item 10   Certification:

                   Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       2/4/03                                 /s/ Frank L. Wright
----------------------------              --------------------------------------
       Date                                   Signature

                                              Frank L. Wright
                                          --------------------------------------
                                              Name/Title